UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934*

Hilton Worldwide Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43300A203

(CUSIP Number)

Wang Chenghua

HNA Tourism Group Co., Ltd.

HNA Building

No. 7 Guoxing Road

Haikou, 570203

People’s Republic of China

+86 898 6673 9983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,904,646 shares of common stock outstanding as of March 31, 2018, as reported by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on April 9, 2018.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA Tourism Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,904,646 shares of common stock outstanding as of March 31, 2018, as reported by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on April 9, 2018.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA Tourism (HK) Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,904,646 shares of common stock outstanding as of March 31, 2018, as reported by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on April 9, 2018.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA HLT Holdco III Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 316,904,646 shares of common stock outstanding as of March 31, 2018, as reported by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on April 9, 2018.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA HLT Holdco II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 316,904,646 shares of common stock outstanding as of March 31, 2018, as reported by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on April 9, 2018.

SCHEDULE 13D

CUSIP No. 43300A203

1.	Names of reporting persons HNA HLT Holdco I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 82,500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 82,500,000

11.	Aggregate amount beneficially owned by each reporting person 82,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 26.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 316,904,646 shares of common stock outstanding as of March 31, 2018, as reported by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on April 9, 2018.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2017 by the Reporting Persons (as defined below) relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Hilton Worldwide Holdings Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on December 29, 2017 (“Amendment No. 1”), and as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on April 5, 2018 (“Amendment No. 2”) (collectively, the “Original Schedule 13D”). The Reporting Persons include: (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Tourism Group Co., Ltd. (“HNA Tourism”), (iii) HNA Tourism (HK) Group Co., Ltd. (“HNA Tourism HK”), (iv) HNA HLT Holdco III Limited (“SPV III”), (v) HNA HLT Holdco II LLC (“SPV II”), and (vi) HNA HLT Holdco I LLC (“SPV I”, and together with SPV III and SPV II, the “SPVs”). Except as otherwise specified in Amendment No. 3, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule is hereby amended and supplemented by adding thereto and incorporating therein by reference the information set forth in Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information set forth below.

The Reporting Persons have determined to pursue a sale, through one or more registered public offerings, of some or all of the Common Stock that the Reporting Persons currently hold (the “Shares”).

Amendments to Stockholders Agreement and Registration Rights Agreement

To facilitate the sale of the Shares, on April 9, 2018, SPV I, HNA Tourism and the Issuer entered into a Master Amendment and Option Agreement (the “Master Amendment and Option Agreement”) that makes certain amendments to the Stockholders Agreement and the Registration Rights Agreement, both referred to in the Original Schedule 13D, and that sets forth the terms pursuant to which the Reporting Persons shall engage in a public offering to sell up to all of the Shares.

The Master Amendment and Option Agreement also provides, among other things, that HNA Tourism and SPV I grant the Issuer a right to repurchase up to 16,500,000 shares of Common Stock held by SPV I in connection with a secondary offering. In addition, under the Master Amendment and Option Agreement, if the Reporting Persons own 1% or more of shares of Common Stock of the Issuer after any such secondary offering, the Issuer will be required to buy from the Reporting Persons, and the Reporting Persons will be required to sell to the Issuer, on a quarterly basis, the Reporting Persons’ proportionate share (based on the Reporting Persons’ then stock ownership percentage) of the total number of shares of Common Stock of the Issuer repurchased by the Issuer during the applicable quarter under its share repurchase program or any self-tender, at a price per share equal to the volume weighted average price per share paid by the Issuer during the immediately preceding quarter.

The Master Amendment and Option Agreement also provides that, following any such secondary offering, if the Reporting Persons’ ownership of the outstanding shares of Common Stock of the Issuer is 4.9% or less, then the Reporting Persons can sell such shares in a registered public offering or a transaction exempt from registration, with the Issuer having the right, acting in good faith, to approve the buyers and share allocations, and if the Reporting Persons’ ownership is greater than 4.9% following the secondary offering, then the existing transfer restrictions remain in effect and the Reporting Persons would need to obtain waivers from the Issuer to sell shares of Common Stock of the Issuer. If the Reporting Persons’ ownership falls below 1%, then the Reporting Persons can sell such shares without any transfer limitations.

On April 9, 2018, the Reporting Persons commenced a public offering of the Shares pursuant to a registration statement filed by the Issuer with the Securities and Exchange Commission, and in connection therewith, the Issuer exercised its right to repurchase 10,000,000 Shares, which repurchase is expected to close simultaneously with the closing of the public offering.

This description of the Master Amendment and Option Agreement is qualified in its entirety by the Master Amendment and Option Agreement, which is attached as an exhibit hereto and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement, dated as of March 24, 2017, by and among the Reporting Persons, filed as Exhibit A to the Original Schedule 13D.

Exhibit B	A/R Loan Agreement, filed as Exhibit B to Amendment No. 1 to the Schedule 13D.

Exhibit C	Amendment No. 1 to Margin Loan Agreement, dated as of March 4, 2018 by and among SPV IV, HNA Tourism, SPV I, SPV II and JPMorgan Chase Bank, N.A. London Branch, filed as Exhibit C to Amendment No. 2 to the Schedule 13D.

Exhibit D	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on October 24, 2016).

Exhibit E	Stockholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on October 24, 2016).

Exhibit F	Master Amendment and Option Agreement, dated as of April 9, 2018 between SPV I, HNA Tourism and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 9, 2018).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2018

HNA Group Co., Ltd.

By:	/s/ TAN Xiangdong
Name:	TAN Xiangdong
Title:	Chief Executive Officer

HNA Tourism Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Chief Financial Officer

HNA Tourism (HK) Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Director

HNA HLT Holdco III Limited

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Director

HNA HLT Holdco II LLC

By:	/s/ ZHAO Ying
Name:	ZHAO Ying
Title:	Manager

HNA HLT Holdco I LLC

By:	/s/ ZHAO Ying
Name:	ZHAO Ying
Title:	Manager